

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
Kevin J. Jacobs
Executive Vice President and Chief Financial Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

> **Re:** **Hilton Worldwide Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 18, 2013**
> **File No. 333-191110**

Dear Mr. Jacobs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1. We have reviewed your response to comment 27. Within your Management's Discussion and Analysis of Financial Condition and Results of Operations, please disclose that key drivers of operations (i.e. occupancy and ADR) affect all components of your owned and leased hotel revenue consistently, including your food and beverage sales.

Self-Insurance, page F-16

2. We have reviewed your response to comment 28 and your revised disclosure. Please tell us the amount of the changes in your reserves relating to insured events of prior fiscal years for each year presented. Unless apparent, please tell us how management determined that these amounts were not material for disclosure.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3. We note your response to comment 34 in which you indicate that you anticipate filing the final certificate of incorporation and bylaws with a Current Report on Form 8-K following effectiveness. Please refer to Item 601 of Regulation S-K and file the current, executed, certificate of incorporation and bylaws prior to effectiveness. To the extent you anticipate filing an amended certificate of incorporation and bylaws in the future, you may file these in the "form of" version in addition to the current, executed version.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Via E-mail
        Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP

        Kristin A. Campbell
        Hilton Worldwide Holdings Inc.